Exhibit 19

FORM 72-503F REPORT OF DISTRIBUTIONS OUTSIDE CANADA 1. Full name, address and telephone number of the Issuer. a) Full name of issuer Grown Rogue International Inc. / Grown Rogue International Inc. b) Head office address Street address 550 Airport Rd. Province/State Oregon Municipality Medford Postal code/Zip code Country United States of America Telephone number 1 (503) 765-8108

e of an Acceleration Event. The Debentures will bear interest at a rate equal to 9% per annum, payable in United States currency on the last business day of the month following the end of each calendar quarter and are convertible as set forth below into CVD CMS $0.2400 $0.2400 2027-08-17 common shares of the Issuer. Debentureholders will be entitled, at their option, to convert, at any time on orprior to the Maturity Date, the outstanding principal amount and accrued interest into common shares at a price per common share equal to C$0.24. 3. Date of distribution(s). Distribution date State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distribued on a continuous basis, include the start and end dates for the distribution period covered by the report. Start date Start date 2023 08 17 End date 2023 08 17 YYYY MM DD YYYY MM DD

4. State the name and address of any person acting as dealer or underwriter (including an underwriter that is acting as agent) in connection with the distribution(s) of the securities. Dealer or underwriter information Full legal name Street address Municipality Province/State Country Postal code/Zip code (if applicable) Telephone number Website

5. Certification Certification Provide the following certification and business contact information of an officer, director or agent of the issuer. If the issuer is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund. The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer to prepare and certify the report on behalf of the issuer. If the report is being certified by an agent on behalf of the issuer, provide the applicable information for the agent in the boxes below. The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form. Securities legislation requires an issuer that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution. By completing the information below, I certify, on behalf of the issuer/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete. Name of Issuer/ investment fund manager/agent Grown Rogue International Inc. Full legal name STRICKLER Jesse Obadiah Family name First given name Secondary given names Title Chief Executive Officer Telephone number +1 (458) 226-2100 Email address obie@grownrogue.com Signature Jesse Strickler Date 2023 08 21 YYYY MM DD